COMMENTS RECEIVED ON NOVEMBER 6, 2012

FROM EDWARD BARTZ

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Advisor Series Opportunistic Insights Fund
Fidelity Series Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 76

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Advisor Series Equity-Income Fund
Fidelity Series Equity-Income Fund
Fidelity Advisor Series Stock Selector Large Cap Value Fund
Fidelity Series Stock Selector Large Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 138

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Advisor Series Mega Cap Fund
Fidelity Series Mega Cap Fund

POST-EFFECTIVE AMENDMENT NO. 134

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Series Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 145

1. Fidelity Advisor Series Equity-Income Fund and Fidelity Series Equity-Income Fund

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation."

C: The Staff requests that we define "reasonable income" within the "Fund Summary" section.

R: Each fund seeks reasonable income and in doing so will also consider the potential for capital appreciation. This objective is reflected in each fund's principal investment strategy of normally investing primarily in income-producing equity securities but also investing in other types of equity securities and debt securities, including lower-quality debt securities. We believe each fund's objective is expressed in plain English and that its meaning is clear in the context of its principal investment strategies. Accordingly we have not modified disclosure.

2. Fidelity Advisor Series Equity-Income Fund and Fidelity Series Equity-Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks."

C: The Staff requests we add a definition of "large cap" and market capitalization range for the funds.

R: Form N-1A Item 4 requires the information in the "Fund Summary" section to summarize, based on information provided in the "Investment Details" section, how the funds intend to achieve their investment objectives. The funds do not have a principal investment strategy to invest in "large cap" securities and therefore the term is not defined in relation to the funds. Instead, the funds' principal investment strategy is to normally invest the funds' assets primarily in income-producing equity securities. As indicated in disclosure, doing so tends to lead to investments in large cap value stocks. However, the funds do not seek to invest in large cap value stocks as a principal strategy, and in fact are not constrained by any particular style. The following additional information is provided in the "Investment Details" section: "FMR's emphasis on above-average income-producing equity securities may lead to investments in large cap "value" stocks. However, FMR is not constrained by any particular investment style." Accordingly, we have not added disclosure.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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3. Fidelity Advisor Series Equity-Income Fund and Fidelity Series Equity-Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Series Equity-Income Fund)

"The fund offers its shares only to certain other mutual funds managed by FMR or an affiliate.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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5. All funds

"Trustees & Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. All Funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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7. Fidelity Advisor Series Stock Selector Large Cap Value Fund and Fidelity Series Stock Selector Large Cap Value Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index)."

C: The Staff believes the criteria is too broad for the index and requests a change in either the fund name or in the definition of large cap. The Staff also questioned whether the Russell 1000 Value Index is an appropriate index for the performance adjustment.

R: The Russell 1000 Index is a market capitalization-weighted index designed to measure the performance of the large-cap segment of the U.S. equity market, and the S&P 500 Index is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance. While the capitalization ranges of the Russell 1000 Index and the S&P 500 Index may vary over time, the vast majority of companies in the Russell 1000 Index have capitalizations of $5.565 billion or more, and the S&P 500 Index includes companies with capitalizations between $850 million and $523.06 billion. Accordingly, we believe that the treatment of these indices as large cap indices is reasonable for purposes of defining "companies with large market capitalizations." Further, the SEC has stated that in determining whether an index is an appropriate performance adjustment index for a particular fund, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the fund. (Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IA-315 (Apr. 18, 1972).) Considering, among other factors, that the Russell 1000 Index is designed to measure the performance of the large-cap segment of the U.S. equity market and the funds' investment objectives and policies, including normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of these funds, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the S&P 500 Index), we believe the Russell 1000 Index is an appropriate performance adjustment index for the funds.

8. Fidelity Advisor Series Mega Cap Fund and Fidelity Series Mega Cap Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks of companies with mega market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Top 200® Index or the S&P 100® Index)."

C: The Staff requests that we disclose the market capitalization range covered by each index.

R: As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified disclosure.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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9. Fidelity Advisor Series Mega Cap Fund, Fidelity Series Mega Cap Fund, Fidelity Advisor Series Opportunistic Insights Fund, and Fidelity Series Opportunistic Insights Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

10. All funds

"Management Contract" (SAIs)

"Each percentage point of difference, calculated to the nearest 0.01% (up to a maximum difference of ±10.00), is multiplied by a performance adjustment rate of 0.02%. The maximum annualized performance adjustment rate is ±0.20% of the fund's average net assets over the performance period."

C: The Staff would like confirmation on when the performance adjustment takes effect.

R: By "each percentage point of difference" we mean that the performance of the fund (or class) and the performance adjustment index are each calculated to the nearest .01% for purposes of applying the calculation. The performance period will commence with the first day of the first full month following commencement of operations. During the first eleven months of the performance period, there will be no performance adjustment. Starting with the twelfth month of the performance period, the performance adjustment will take effect.

11. Fidelity Advisor Series Mega Cap Stock Fund

"Fee Table" (prospectus)

Annual fund operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.56%
Distribution and/or Service (12b-1) fees	None
Other expensesA	0.63%
Total annual fund operating expenses	1.19%
Fee waiver and/or expense reimbursementB	0.19%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.00%

A Based on estimated amounts for the current fiscal year.

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.00%. This arrangement will remain in effect through February 28, 2014. FMR may not discontinue or modify this arrangement without the approval of the Board of Trustees."

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is a unilateral undertaking by FMR to reimburse certain expenses through the stated date.

12. Fidelity Advisor Series Opportunistic Insights Fund, Fidelity Series Opportunistic Insights Fund, and Fidelity Series Intrinsic Opportunities Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff requests that we disclose the market capitalization policy for each fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

13. Fidelity Advisor Series Opportunistic Insights Fund, Fidelity Series Opportunistic Insights Fund and Fidelity Series Intrinsic Opportunities Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Series Intrinsic Opportunities Fund)

"Focusing investments in "value" stocks, but also may invest in companies believed to have above-average growth potential (stocks of these companies are often called "growth" stocks)."

C: The Staff would like clarification as to whether the funds are growth fund or a value funds.

R: As opportunistic funds, the funds are not constrained by any particular investment style. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. Though the Opportunistic Insights funds will invest in securities of companies whose value FMR believes is not fully recognized by the public, this is not inconsistent with the funds' ability to invest in either "growth" stocks or "value" stocks or both. Form N-1A Item 4 requires the information in the "Fund Summary" section to summarize, based on information provided in the "Investment Details" section, how the funds intend to achieve their investment objectives. As more fully explained in "Investment Details," "FMR invests the fund's assets in securities of companies whose value it believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change, such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earnings potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have fallen temporarily out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry. "

Series Intrinsic Opportunities Fund's disclosure inadvertently included "Growth" Investing and "Value" Investing risks in "Investment Summary" and "Investment Details." As the fund is not constrained by any particular investment style, and may make substantial investments in value stocks, growth stocks, or both, style-specific investment risks would not be considered principal for the fund. Accordingly, this disclosure will be removed.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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14. Fidelity Advisor Series Opportunistic Insights Fund and Fidelity Series Opportunistic Insights Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

C: The Staff would like us to confirm that the funds' investments will not require a line item in the fee table noting the acquired fund fees and expenses.

R: Acquired fund fees and expenses are not estimated to exceed one basis point of either fund's average net assets. Therefore, we have not included separate line items in the fee tables.

15. Fidelity Advisor Series Opportunistic Insights Fund and Fidelity Series Opportunistic Insights Fund

"Investment Details" (Prospectuses)

"Principal Security Types"

"Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants.."

C: The Staff would like us to disclose the credit quality and maturity policy for the funds' convertible securities.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality nor do they have a principal investment strategy specifically relating to convertible securities. Accordingly, we have not modified disclosure.

16. Fidelity Advisor Series Opportunistic Insights Fund and Fidelity Series Opportunistic Insights Fund

"Investment Details" (prospectuses)

"Fundamental Investment Policies"

"The fund seeks capital appreciation by investing in securities of companies whose value FMR believes is not fully recognized by the public."

C: The Staff noted that each fund's investment objective as stated in the "Fundamental Investment Policies" section of "Investment Details" differs from the "Investment Objective" earlier in the "Investment Details" section and in the "Fund Summary" section. The Staff requests that we provide confirmation that the entire statement represents the fundamental policy of each fund.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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R: Each fund's fundamental policy as recited in its prospectus inadvertently included extra text. We will change each fund's fundamental policy to read as follows, matching each fund's objective: "The fund seeks capital appreciation."

17. Fidelity Advisor Series Opportunistic Insights Fund, Fidelity Series Opportunistic Insights Fund, and Fidelity Intrinsic Opportunities Fund

"Fund Services" (prospectuses)

"Fund Management"

"The performance adjustment rate is calculated monthly by comparing over the performance period the fund's performance to that of the Russell 3000® Index."

C: The Staff is questioned whether the Russell 3000 Index is an appropriate index for the performance adjustment. The Staff specifically noted that the index includes micro-cap securities.

R: The Russell 3000 Index comprises the 3,000 largest U.S. domiciled companies. The SEC has stated that in determining whether an index is an appropriate performance adjustment index for a particular fund, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the fund. (Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IA-315 (Apr. 18, 1972).) Considering, among other factors, that the Russell 3000 Index is designed to measure the performance of the U.S. equity market and the funds' investment objectives and policies, including the fact that they are not constrained by any particular investment style or market cap, we believe the Russell 3000 Index is an appropriate performance adjustment index for the funds and that any dissimilarities between each fund's projected holdings, which will fluctuate, and the index's components would not render it inappropriate. Further, we note that micro-caps represent only a small percentage of the Russell 3000 Index.

18. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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FOLLOW-UP COMMENTS RECEIVED ON NOVEMBER 16, 2012

FROM EDWARD BARTZ

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Advisor Series Opportunistic Insights Fund
Fidelity Series Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 76

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Advisor Series Equity-Income Fund
Fidelity Series Equity-Income Fund
Fidelity Advisor Series Stock Selector Large Cap Value Fund
Fidelity Series Stock Selector Large Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 138

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Advisor Series Mega Cap Fund
Fidelity Series Mega Cap Fund

POST-EFFECTIVE AMENDMENT NO. 134

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Series Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 145

7. Fidelity Advisor Series Stock Selector Large Cap Value Fund and Fidelity Series Stock Selector Large Cap Value Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index)."

C: The Staff requested an explanation of why we believe the fund names are not misleading given the related benchmark index for each fund.

R: Given the funds' names, name test policies, and other investment policies, and fact that they are benchmarked to a cap- and style-specific index consistent with the funds' name and policies, we believe the funds' names have neither the tendency nor the capacity to deceive or mislead investors. As previously noted, the Russell 1000 Index is a market capitalization-weighted index designed to measure the performance of the large-cap segment of the U.S. equity market, and the S&P 500 Index is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance. While the capitalization ranges of the Russell 1000 Index and the S&P 500 Index may vary over time, the vast majority of companies in the Russell 1000 Index have capitalizations of $5.565 billion or more, and the S&P 500 Index includes companies with capitalizations between $850 million and $523.06 billion. Accordingly, we continue to believe that the treatment of these indices as large cap indices is reasonable for purposes of defining "companies with large market capitalizations." Further, the SEC has stated that in determining whether an index is an appropriate performance adjustment index for a particular fund, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the fund. (Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IA-315 (Apr. 18, 1972).) Considering, among other factors, that the Russell 1000 Value Index is designed to measure the performance of the large-cap segment of the U.S. equity market and includes those Russell 1000 Index companies with lower price-to-book ratios and lower expected growth rates, and the funds' investment objectives and policies, including normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of these funds, are those companies with market capitalizations similar to companies in the Russell 1000 Index or the S&P 500 Index) and investing in companies it believes are undervalued in the marketplace, we believe the Russell 1000 Value Index is an appropriate performance adjustment index for the funds.

Fidelity Contrafund (002-25235 & 811-01400) PEA No. 76; Fidelity Devonshire Trust (002-24389 & 811-01352) PEA No. 138; Fidelity Hastings Street Trust (002-11517 & 811-00215) PEA No. 134; and Fidelity Puritan Trust (002-11884 & 811-00649) PEA No. 145.

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10. All funds

"Management Contract" (SAIs)

"Each percentage point of difference, calculated to the nearest 0.01% (up to a maximum difference of ±10.00), is multiplied by a performance adjustment rate of 0.02%. The maximum annualized performance adjustment rate is ±0.20% of the fund's average net assets over the performance period."

C: The Staff questioned what change in percentage it takes to trigger the performance adjustment - a full percentage point or any difference?

R: The performance adjustment calculation rounds the performance of the fund and the index to the nearest 0.01%, rather than the nearest 1.00%. It does not take a full percentage point to trigger the adjustment as the percentage difference is calculated to two decimal places.